BLUEFIELD GAS COMPANY
                                                               FILE NO. 69-153-3


                                  FORM U-3A-2

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                        Statement By Holding Company Claiming Exemption
                  Under Rule U-3A-2 From the Provisions of the
                   Public Utility Holding Company Act of 1935



        Bluefield Gas Company ("Bluefield Gas") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:
        1. Bluefield Gas is a natural gas public utility organized and existing in good standing under the laws of the State of West Virginia. Bluefield Gas distributes natural gas to some 4,326 residential, commercial and industrial customers located in the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the West Virginia Public Service Commission. Bluefield Gas owns all of the issued and outstanding voting securities of Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation, providing natural gas service to approximately 1,003 residential, commercial and industrial customers in Bluefield, Virginia and the immediate surrounding area in Tazewell County, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia.


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        2. Bluefield Gas owns a transmission line extending from Princeton, West
Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia, and the immediate surrounding area of Mercer
County, West Virginia. Natural Gas is purchased from various producers and marketers and transported on Columbia Gas Transmission Corporation's system to Princeton, West Virginia. It is then transported on Bluefield Gas' transmission line to Bluefield where it is distributed at retail to Bluefield Gas customers. In December, 1998, Bluefield Gas Company completed approximately two miles of 4" steel distribution lines to connect to facilities owned by Phoenix Energy Sales Company that provides for the delivery of natural gas from Consolidated Natural Gas Company. A portion of the gas is sold at the West Virginia-Virginia state line to Commonwealth for resale, pursuant to tariff on file with the Federal Energy Regulatory Commission, to its customers in Bluefield, Virginia and the surrounding area of Tazewell County, Virginia.
        3. The following information for the last calendar year with respect to Bluefield Gas and Commonwealth is submitted:
        (a) Bluefield Gas distributed at retail 781,305 MCF of gas in the State of West Virginia during the calendar year 1998 for total revenues of $4,990,862. Commonwealth distributed at retail 220,192 MCF of gas in the Commonwealth of Virginia during the calendar year 1998 for total revenues of $1,358,636.
        (b) Neither Bluefield Gas nor Commonwealth distributed at retail natural gas outside the state of its incorporation.
        (c) Commonwealth did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 220,192 MCF of natural gas at wholesale to Commonwealth at the Virginia-West Virginia State line for $861,103.


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        (d) Bluefield Gas purchased 1,059,514 MCF of natural gas for $4,093,069 outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation and Phoenix Energy Sales Company. Bluefield Gas transported 57,535 MCF of natural gas to its end-users for other marketers for $40,601 in transportation fees. Commonwealth transported 10,658 MCF of natural gas to its end-users for other marketers for $6,417 in transportation fees. Commonwealth purchased 220,192 MCF of natural gas from Bluefield Gas at the Virginia-West Virginia State line for $861,103. 4. (a through e) Not applicable The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.
        A consolidating statement of income and surplus and a consolidating balance sheet for Bluefield Gas and Commonwealth for the 1998 calendar year is attached as Exhibit A and Exhibit A(1).
        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.

                                              BLUEFIELD GAS COMPANY


                                        By:    s/John B. Williamson, III
                                                    Its President


(SEAL)

ATTEST:



       s/Roger L. Baumgardner
               Secretary



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Notices and correspondence regarding this statement should be addressed to:

                      Roger L. Baumgardner
                      Secretary & Treasurer
                      Bluefield Gas Company
                      Post Office Box 13007
                      Roanoke, VA  24030



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



                                                                                                                        Exhibit A
                          Bluefield Gas Company
                     Consolidating Income Statement
                  Twelve Months Ended December 31, 1998

                                                        Bluefield        Commonwealth
                                                           Gas          Public Service                          Consolidated
                                                         Company         Corporation          Eliminations          Total
                                                 ------------------------------------------------------------------------------

OPERATING REVENUES                                      $ 5,448,239        $ 1,311,892         $ (875,370)        $ 5,884,761
COST OF GAS                                               3,923,188            861,103           (861,103)          3,923,188
                                                 ------------------------------------------------------------------------------

OPERATING MARGIN                                          1,525,051            450,789            (14,267)          1,961,573

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                                        629,144            136,942            (14,267)            751,819
    Maintenance                                              93,933             37,640                                131,573
    Taxes - general                                         276,180             57,649                                333,829
    Taxes - income                                           58,812             50,607                                109,419
    Depreciation and amortization                           202,969             68,991                                271,960

                                                 ------------------------------------------------------------------------------
Total other operating expenses                            1,261,038            351,829            (14,267)          1,598,600

OPERATING EARNINGS                                          264,013             98,960                  -             362,973

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                                             32                                                        32
    Merchandising and jobbing, net                            4,271                                                     4,271
    Other deductions                                         (4,324)              (452)                                (4,776)
    Taxes - income                                           (1,648)               154                                 (1,494)

                                                 ------------------------------------------------------------------------------
Total other income and deductions                            (1,669)              (298)                 -              (1,967)

EARNINGS BEFORE INTEREST CHARGES                            262,344             98,662                  -             361,006

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                                           96,909                                                    96,909
    Other interest                                           91,308                770                                 92,078

                                                 ------------------------------------------------------------------------------
Total interest charges                                      188,217                770                  -             188,987

NET EARNINGS                                          $      74,127      $      97,892    $             0        $    172,019
                                                 ==============================================================================



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

                                                                                                                     Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
                                                         Bluefield          Commonwealth
                                                            Gas            Public Service                          Consolidated
ASSETS                                                    Company           Corporation          Eliminations          Total
                                                  ------------------------------------------------------------------------------

UTILITY PLANT:
Utility Plant in Service                                $ 5,464,394         $ 1,379,591                             $ 6,843,985
Accumulated Depreciation                                 (1,873,215)           (388,239)                             (2,261,454)
                                                  ------------------------------------------------------------------------------

Utility Plant in Service, Net                             3,591,179             991,352                  0            4,582,531
Construction Work-In-Progress                               170,848             289,452                                 460,300
                                                  ------------------------------------------------------------------------------

Utility Plant, Net                                        3,762,027           1,280,804                  0            5,042,831
                                                  ------------------------------------------------------------------------------

CURRENT ASSETS:
Cash and Cash Equivalents                                    46,282                                                      46,282
Accounts Receivable                                       1,235,664            (374,706)                                860,958
Inventories                                               1,025,860                                                   1,025,860
Deferred Income Taxes                                                                                                         0
Purchased Gas Adjustments                                   (16,750)            (19,992)                                (36,742)
Other                                                        42,072                                                      42,072
                                                  ------------------------------------------------------------------------------
Total Current Assets                                      2,333,128            (394,698)                 0            1,938,430
                                                  ------------------------------------------------------------------------------

OTHER ASSETS                                                 31,134              18,367               (500)              49,001
                                                  ------------------------------------------------------------------------------

TOTAL                                                   $ 6,126,289        $    904,473             $ (500)         $ 7,030,262
                                                  ==============================================================================






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

                                                                                                                    Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
                                                         Bluefield        Commonwealth
                                                            Gas          Public Service                           Consolidated
LIABILITIES                                               Company         Corporation         Eliminations           Total
                                                  ------------------------------------------------------------------------------

CAPITALIZATION:
Stockholders' Equity:
   Common Stock                                       $      49,704        $        500               (500)       $      49,704
   Capital in Excess of Par Value                           220,564              37,241                                 257,805
   Retained Earnings                                      1,454,734             587,690                               2,042,424
                                                  ------------------------------------------------------------------------------

Total Stockholders' Equity                                1,725,002             625,431               (500)           2,349,933

Long-Term Debt (Less Current Maturities)                  1,300,000                                                   1,300,000
                                                  ------------------------------------------------------------------------------

Total Capitalization                                      3,025,002             625,431               (500)           3,649,933
                                                  ------------------------------------------------------------------------------

CURRENT LIABILITIES:
Current Maturities of Long-Term Debt                              0                                                           0
Notes Payable                                             2,012,000                                                   2,012,000
Accounts Payable                                            362,822              68,774                                 431,596
Income Taxes Payable                                        209,284             144,561                                 353,845
Customers' Deposits                                          58,249              13,046                                  71,295
Accrued Expenses                                            326,219               3,288                                 329,507
Refunds From Suppliers - Due Customers                            0               2,940                                   2,940
Purchased Gas Adjustments                                                                                                     0
                                                  ------------------------------------------------------------------------------

Total Current Liabilities                                 2,968,574             232,609                  0            3,201,183

DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                                       119,929              43,485                                 163,414
Deferred Investment Tax Credits                              12,784               2,948                                  15,732
Other Deferred Credits                                                                                                        0
                                                  ------------------------------------------------------------------------------

         Total Deferred Credits and Other
           Liabilities                                      132,713              46,433                  0              179,146
                                                  ------------------------------------------------------------------------------

         TOTAL                                          $ 6,126,289           $ 904,473             $ (500)         $ 7,030,262
                                                  ==============================================================================


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                                                                   EXHIBIT B

                              BLUEFIELD GAS COMPANY
                             FINANCIAL DATA SCHEDULE

            Item No.       Caption Heading

                1           Total Assets                $7,030,262
                2           Total Operating Revenues     5,884,761
                3           Net Income                     172,019



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                                                                   EXHIBIT C


NOT APPLICABLE